Exhibit 99.1

NEWS RELEASE

Cream Board Of Directors Recommends Acceptance of Amended Endeavour Offer

Endeavour Reminds Cream Shareholders of Deadline (2pm, December 6) to Accept the Amended Offer
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Vancouver, Canada – December 1, 2010 - Endeavour Silver Corp. (TSX:EDR)(NYSE Amex:EXK)(DBFrankfurt:EJD) announced on November 19, 2010 an amended offer (“Amended Offer”) to purchase all of the outstanding common shares (“Cream Shares”) of Cream Minerals Ltd. (“Cream”) on the following basis:

a.	Cdn.$0.14 in cash per Cream Share; or

b.	0.02575 of a common share of Endeavour per Cream Share.

THE OFFER IS OPEN FOR ACCEPTANCE UNTIL 2:00 P.M. (PACIFIC TIME) ON DECEMBER 6, 2010.

CREAM SHAREHOLDERS ARE URGED TO TENDER THEIR SHARES TO THE AMENDED OFFER WITHOUT DELAY.

IN THE EVENT THE “MINIMUM TENDER CONDITION” OF AT LEAST 50.1% OF THE CREAM SHARES BEING TENDERED BY THE EXPIRY OF THE AMENDED OFFER ON DECEMBER 6, 2010 IS NOT MET, THERE IS NO ASSURANCE THAT THE AMENDED OFFER WILL BE EXTENDED, IN WHICH EVENT THE AMENDED OFFER WILL TERMINATE.

On November 23, 2010, the Board of Directors of Cream (“Board”) announced that it had filed a Notice of Change (“Cream Notice of Change”) in relation to the Amended Offer, amending and supplementing its supplementary directors’ circular of October 29, 2010.  The Cream Notice of Change stated the following:

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Capital West Partners had delivered to the independent committee (“Independent Committee”) of the Board a fairness opinion that the consideration offered to shareholders of Cream (“Cream Shareholders”) under the Amended Offer is fair, from a financial point of view, to the Cream Shareholders.

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The Independent Committee delivered to the Board its unanimous recommendation that the Board recommend to Cream Shareholders who wish to realize upon their investment to accept the Amended Offer and tender their Cream Shares to the Amended Offer.

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The Board, by majority vote, concluded that the Amended Offer is fair, from a financial point of view, to Cream shareholders, and recommends that Cream Shareholders who wish to realize upon their investment in Cream Shares at this time accept the Amended Offer.

Cream Shareholders should note the following from the Cream Notice of Change:

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The Amended Offer is the only offer for 100% of the Cream Shares that is available for acceptance by the Cream Shareholders and offers Cream Shareholders an opportunity for immediate liquidity and certainty of value.  No superior proposal is currently expected by the Board.

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Cream’s ability to continue as a going concern is dependent on its ability to obtain additional financing.  If the Amended Offer is not successful and for any reason Cream cannot or does not complete the transaction contemplated by the purchase and joint venture offer of Minco Silver Corporation (“Minco Offer”), Cream will have an immediate need for additional financing.

•	There are significant risks and uncertainties related to the Minco Offer which are described in further detail below.

•
The technical report prepared on the Nuevo Milenio property was prepared by F. Holcapek who is a “Qualified Person” but is not independent of Cream within the meaning of NI 43-101, Standards of Disclosure for Mineral Projects.  It is possible that an independently prepared mineral resource estimate could be materially different from the inferred mineral resource estimates contained in the Report.

Market Considerations

•	The recent increases in the share price of Cream were solely the result of the Amended Offer, in the absence of which Cream Shares can be expected to return to lower historic trading prices.

•
In the event the “Minimum Tender Condition” of at least 50.1% of the Cream Shares (on a fully diluted basis) being deposited under the Amended Offer and not withdrawn by the expiry of the Amended Offer on December 6 is not met, there is no assurance that the Amended Offer will be extended, in which event the Amended Offer will lapse.

The Minco Offer is not a viable alternative

There are significant risks and uncertainties related to the Minco Offer including:

•	The Minco Offer is not irrevocable and can be withdrawn by Minco at any time. It is also subject to governmental, regulatory and stock exchange approvals which may include shareholder approval.

•
There is no obligation for Minco to incur work expenditures and earn an additional 20% in the Nuevo Milenio project or to develop the property at all.  Cream will be required to contribute its share of expenses on the Nuevo Milenio project, either on the basis of 50% if Minco fails to exercise its option, or on the basis of 30% if Minco exercises its option.

•
There is no assurance that Cream will have sufficient funds to maintain its interest in the Nuevo Milenio project and if its interest is diluted to less than 10%, Cream’s interest will convert to a 1% net smelter returns royalty.

•	Minco is a non-producing mineral exploration company whose principal mineral property is located in China. Minco has no experience operating in Mexico and holds no mineral interests in Mexico.

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If Cream cannot implement the transaction contemplated by the Minco Offer, it will require additional financing. Current market conditions, the challenging funding environment and the recent low trading price of the Shares may make it difficult for Cream to raise sufficient funds through equity financings. There can be no assurance that the required funding will be available to the Company on acceptable terms, or at all, and completion of future financings may result in substantial dilution for Shareholders.

Shareholders are encouraged to review the Offer material for full details and act quickly. If you require additional copies of the Offer materials or require assistance tendering your shares, please contact Endeavour’s Information Agent, Laurel Hill Advisory Group toll free at 1-877-304-0211 (416-304-0211 collect) or by email at assistance@laurelhill.com.  A copy of these materials can also be accessed on SEDAR at www.sedar.com or the company’s website at www.edrsilver.com.

THE OFFER IS OPEN FOR ACCEPTANCE UNTIL 2:00 P.M. (PACIFIC TIME) ON DECEMBER 6, 2010.

Endeavour Silver Corp. is a small-cap silver mining company focused on the growth of its silver production, reserves and resources in Mexico. Since start-up in 2004, Endeavour has posted five consecutive years of growing silver production and resources. The organic expansion programs now underway at Endeavour’s two operating silver mines in Mexico combined with its strategic acquisition and exploration programs should help Endeavour achieve its goal to become the next premier mid-tier silver mining company.

ENDEAVOUR SILVER CORP.
Per:

/s/ "Bradford Cooke"

BRADFORD COOKE
Chairman and Chief Executive Officer

For more information, please contact Hugh Clarke at Toll free:  877-685-9775, tel:  (604) 685-9775, fax:  (604) 685-9744, email hugh@edrsilver.com or visit our website, www.edrsilver.com.